Exhibit 97

WM Technology, Inc.

Incentive Compensation Recoupment Policy

Approved and Adopted by the Board of Directors: April 20, 2023 Effective: April 20, 2023

Introduction

WM Technology, Inc. (the “Company”) has adopted this Incentive Compensation Recoupment Policy (this “Policy”) to provide for the Company’s recoupment of certain Incentive Compensation (as defined below) paid to Covered Officers (as defined below) of the Company under certain circumstances. The Board of Directors of the Company (the “Board”) may delegate determinations to be made under the Policy to a committee of the Board (“Committee”).
This Policy shall be administered by the Board or Committee and, except as specifically provided herein, the Board or Committee, as applicable, shall have full and final authority to make any and all determinations required under this Policy. Any determination by the Board or Committee (as reflected in the minutes of the meetings of the Board or Committee), as applicable, with respect to this Policy shall be final, conclusive and binding on all interested parties.
This Policy may be revised upon the effectiveness of new listing standards proposed to be adopted by The Nasdaq Stock Market (the “Exchange”) pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Effective Date

This Policy shall apply to all Incentive Compensation paid or awarded on or after the date of adoption of this Policy (the “Effective Date”), as and to the extent permitted by applicable law.
Definitions
For purposes of this Policy, the following terms shall have the meanings set forth below: “Accounting Restatement” means the Company is required to prepare an accounting restatement
(including both “big R” and “little r” restatements) for any fiscal quarter or year due to the material noncompliance of the Company with any financial reporting requirement under the federal securities laws.
“Covered Officer” means a current or former Executive Officer who served in such role at during the period subject to (i) an Accounting Restatement or (ii) a pending or completed action, investigation, inquiry, hearing or proceeding brought by the SEC relating to the Company’s Financial Reporting or Key Operating Measures for which an SEC Payment was made.
“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Officers of any subsidiary or parent of the Company, as applicable, are deemed to be Executive Officers if they perform such policy-making functions for theCompany. Policy-making function is not intended to include policy-making functions that are not significant.

Exhibit 97

“Financial Reporting or Key Operating Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including non-generally accepted accounting principles (“GAAP”) financial measures, and other measures, metrics and ratios that are not non-GAAP measures, regardless of whether such measures are included in an SEC filing or presented within the financial statements, including stock price and total stockholder return and (ii) any measures or metrics which are disclosed under the section titled “Key Operating and Financial Metrics” or a similar name in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, or a registration statement filed with the SEC.
“Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part on the attainment of a Financial Reporting or Key Operating Measure after the Effective Date. For the avoidance of doubt, equity awards for which vesting is contingent solely upon the completion of a specified employment period and/or attaining one or more performance measures that are not Financial Reporting or Key Operating Measures (and that were not granted contingent upon achieving any performance goal relating to a Financial Reporting or Key Operating Measure) are not deemed to be based on the attainment of a Financial Reporting or Key Operating Measure for purposes of this Policy. For the avoidance of doubt, Incentive Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting or Key Operating Measure(s) specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.
“Lookback Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Accounting Restatement or make an SEC Payment, and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years; provided, that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year. For purposes of determining the Lookback Period, the date that a Company is required to prepare an Accounting Restatement or make an SEC Payment is the earlier to occur of: (a) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or to make an SEC Payment; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement or make an SEC Payment. For the avoidance of doubt, the Company’s obligation to recover Recoverable Incentive Compensation is not dependent on if or when the restated financial statements are filed.
“Pro Rata Share” means, for any Covered Officer, the aggregate amount of the SEC Payments divided by the total number of Covered Officers serving as Covered Officers of the Company during the Lookback Period.
“Recoverable Incentive Compensation” means, (a) in the case of an Accounting Restatement, Incentive Compensation granted, vested or paid to a Covered Officer during the Lookback Period that exceeds the amount of Incentive Compensation that would have been received had such amount been determined based on the Accounting Restatement, without regard to taxes paid or (b) in the case of an SEC Payment, (i) Incentive Compensation granted, vested or paid to a Covered Officer during the Lookback Period equal in value to the Covered Officer’s Pro Rata Share or (ii) if the aggregate value of the Incentive Compensation granted, vested or paid to a Covered Officer during the Lookback Period is less than the Covered Officer’s Pro Rata Share, all of the Covered Officer’s Incentive Compensation granted, vested or paid to the Covered Officer during the Lookback Period. For clarity, Incentive Compensation granted during the Lookback Period but scheduled to vest or be paid in a future year shall be considered Recoverable Incentive Compensation for purposes of this Policy. For Incentive Compensation based on stock price or total stockholder return, where the amount of Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (a) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive Compensation was received; and (b) the Company must maintain documentation of the determination

Exhibit 97

of that reasonable estimate and provide such documentation to the Exchange. The value of non-cash Incentive Compensation for the purposes of determining a Covered Officer’s Recoverable Incentive Compensation will be equal to the value of the Incentive Compensation at the time it was recognized as income by the Covered Officer, as determined by the Company.
“SEC” means the U.S. Securities and Exchange Commission.
“SEC Payments” means any payments made by the Company to the SEC as a result of a judgment, fine or amounts paid or to be paid in settlement in connection with any pending or completed action, investigation, inquiry, hearing or proceeding brought by the SEC relating to the Company’s Financial Reporting or Key Operating Measures.
Recoupment

(1)Recoupment Generally. Pursuant to the provisions of this Policy, if there is an Accounting Restatement or an SEC Payment made, the Company must seek recoupment of the full amount of the Recoverable Incentive Compensation, unless a committee of independent directors serving on the Board who are responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recoupment would be impracticable. Recoupment is required regardless of whether the Covered Officer engaged in any misconduct and regardless of fault. Recoupment may be determined to be impracticable if, and only if:
(a)The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of the applicable Recoverable Incentive Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Recoverable Incentive Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Recoverable Incentive Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange;
(b)Recoupment of the applicable Recoverable Incentive Compensation would violate home country law where that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of Recoverable Incentive Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recoupment would result in such a violation, and shall provide such opinion to the Exchange; or
(c)Recoupment of the applicable Recoverable Incentive Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S. Code 401(a)(13) or 26 U.S. Code 411(a) and regulations thereunder.
(2)Sources of Recoupment. To the extent permitted by applicable law, the Board or Committee administering this Policy may, in its discretion, seek recoupment from a Covered Officer from any of the following sources: direct repayment of Recoverable Incentive Compensation previously paid to the Covered Officer; future payments of other Incentive Compensation; and cancellation of outstanding Incentive Compensation. To the extent permitted by applicable law, the Company may also offset the amount of Recoverable Incentive Compensation owed to the Company against any compensation or other amounts owed by the Company to the Covered Officer.
(3)Indemnification. The Company is prohibited from indemnifying any Executive Officer or former Executive Officer against the loss of Recoverable Incentive Compensation.
Severability

If any provision of this Policy or the application of any such provision to any Covered Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or

Exhibit 97

unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.
No Impairment Of Other Remedies

This Policy does not preclude the Company from taking any other action to enforce a Covered Officer’s obligations to the Company, including, without limitation, termination of employment and/or institution of civil proceedings. This Policy is in addition to the requirements of Section 304 of the Sarbanes- Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer.

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